SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Amendment No. 1)

Under the Securities Exchange Act of 1934

iDcentrix, Inc.

(Name of Issuer)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

451526 20 6

(CUSIP Number)

Mr. Tik Man Tsoi
Rm 1903, 19/F, Hing Yip Comm Centre
No. 272 Des Voeux Rd, Central, Hong Kong
00852-9090-9003

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 16, 2010

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP No. 451526 20 6

1) Name of Reporting Persons:

Tsoi Tik Man

2) Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ☐
(b) ☐

3) SEC Use Only

4) Source of Funds (See Instructions)

OO

5) Check if Disclosure of Legal Proceedings is Required Pursuant To Items 2(d) or 2(e) ☐

6) Citizenship Or Place Of Organization

Hong Kong

(7) Sole Voting Power
2,575,302
Number of
Shares
Beneficially	(8) Shared Voting Power
Owned	0
By Each
Reporting
Person With	(9) Sole Dispositive Power
2,575,302

(10) Shared Dispositive Power
0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

2,575,302

12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares

☐

13) Percent of Class Represented by Amount in Row (11)

Approximately 5.2% (1)

14) Type of Reporting Person

IN

(1) Based on 50,000,000 shares of common stock issued and outstanding as of the date of this report.

Introduction

This Amendment No.1 amends and supplements the information set forth in the Schedule 13D filed by the reporting person with the U.S. Securities and Exchange Commission on April 19, 2010 (the “Schedule 13D”) relating to the shares of Common Stock, par value $0.00001 per share, of iDcentrix, Inc., a Nevada corporation (the “Company”).

On June 1, 2010, the Company filed an amendment to its Articles of Incorporation, which amendment effected a 1-for-284 reverse stock split of its issued and outstanding Common Stock of the Company (the “Reverse Stock Split”).  As a result of the Reserve Stock Split, Mr. Tsoi’s shareholdings in the Company were reduced from 36,688,800 to 129,186 shares of the Company’s Common Stock.  The Reverse Stock Split did not materially alter Mr. Tsoi’s percentage ownership of the Company.

On July 16, 2010, the Company completed a reverse acquisition transaction through a share exchange (the “Share Exchange”) with Honour Bond Limited (“Honour Bond”) and its shareholders, or the Shareholders, whereby the Company acquired 100% of the issued and outstanding capital stock of Honour Bond in exchange for 49,870,814 shares of the Company’s Common Stock, which constituted 99.74% of the Company’s issued and outstanding capital stock as of and immediately after the consummation of the reverse acquisition.  As a result of the reverse acquisition, Honour Bond became the Company’s wholly-owned subsidiary and the former shareholders of Honour Bond became the Company’s controlling stockholders.

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, par value $0.00001 (the “Common Stock”), of iDcentrix, Inc., a Nevada corporation (the “Company”). The address of the Company’s principal executive office is LongSheng Village, Tangshan Town, Zhengan District, Dandong City, Liaoning, P.R.China.

Item 2.  Identity & Background

(a)	This Schedule 13D is being filed by Tsoi Tik Man.

(b)	The business address of Mr. Tsoi is Rm 1903,19/F, Hing Yip Comm Centre, No. 272 Des Voeux Rd, Central, Hong Kong.

(c)
Mr. Tsoi is President of China Digital Communication Group Ltd. and ECO Ltd and a director of the Company. The address for each of these companies, other than the Company, is Rm 1903,19/F, Hing Yip Comm Centre, No. 272 Des Voeux Rd, Central, Hong Kong.

(d)	During the past five years, Mr. Tsoi has not been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)
During the past five years, Mr. Tsoi has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Tsoi is a citizen of Hong Kong.

Item 3.      Source and Amount of Funds and Other Consideration.

The 2,446,116 shares of Common Stock described in Item 4 below were received in the Share Exchange in exchange for 49 shares of Honour Bond Limited held by Diamond Award Limited prior to the Share Exchange.

Item 4.      Purpose of Transaction.

Following the Share Exchange, Mr. Tsoi, together with his controlled entity Diamond Award Limited, owns approximately 5.2% of the issued and outstanding common stock of the Company.  Other than as described below, Mr. Tsoi currently has no plan or proposal which relates to or would result in any of the actions or transactions described in paragraph (a) through (j) of Item 4 of the instructions to this Report.

Immediately prior to the Share Exchange, Diamond Award Limited owned 49 shares, or 4.9%, of the common stock of Honour Bond.  Diamond Award Limited is owned and controlled by the reporting person Tsoi Tik Man, who is also the Company’s current director and its former controlling shareholder and sole officer.  Diamond Award Limited received 2,446,116 shares of the Company’s Common Stock in exchange for its shares of Honour Bond in connection with the Share Exchange.  The 129,186 shares of the Company’s Common Stock owned by Mr. Tsoi directly were not affected as a result of the Share Exchange.

Upon the closing of the reverse acquisition, Tsoi Tik Man, the Company’s former President, Secretary and a director, submitted a resignation letter pursuant to which he resigned from all offices that he held effective immediately and from his position as the Company’s director that will become effective on the tenth day following the mailing by the Company of an information statement, or the Information Statement, to its stockholders that complies with the requirements of Section 14f-1 of the Exchange Act (“Information Statement”).  In addition, the Company’s board of directors on July 16, 2010, appointed Guang Zhao to fill the director vacancy created by such resignation, which appointment will become effective upon the effectiveness of the resignation of Tsoi Tik Man on the tenth day following the mailing by the Company of the Information Statement.  In addition, on July 16, 2010, the Company’s board of directors appointed Guang Zhao to serve as the Company’s Chief Executive Officer and Chief Financial Officer effective upon the closing of the Share Exchange.  The closing of the Share Exchange and the appointment of Mr. Zhao as Chief Executive Officer and Chief Financial Officer of the Company on the closing date resulted in a change in control of the Company in which Mr. Zhao gained control of the Company.

Item 5.      Interest in Securities of the Company.

(a)
The aggregate number and percentage of common stock of the Company beneficially owned by Mr. Tsoi is 2,575,302 shares, or 5.2% of the outstanding common stock of the Company, based on 50,000,000 shares of common stock outstanding as of the date of this report.

(b)	Mr. Tsoi has the sole power to vote or direct the vote, and to dispose or direct the disposition, of 2,575,302 shares of common stock of the Company.

(c)	Other than as described in Item 4 above, Mr. Tsoi has not effected any transaction in the shares of common stock of the Company in the past sixty days.

(d)
No person, other than Mr. Tsoi, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 2,575,302 shares of common stock of the Company.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Except as set forth above or set forth in the exhibit, there are no contracts, arrangements, understandings or relationships between Mr. Tsoi and any other person with respect to any securities of the Company.

Item 7. Materials to be Filed as Exhibits.

Exhibit 1
Share Exchange Agreement by and among iDcentrix, Inc., Honour Bond Limited, the shareholders of Honour Bond Limited, Tsoi Tik Man and Dandong LongSheng Horticulture Technology Co., Ltd., dated July 16, 2010 (attached as an exhibit to the Company’s current report on Form 8-K filed on July 16, 2010).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated: July 16, 2010	/s/ Tsoi Tik Man
Tsoi Tik Man